

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

Thomas S. Timko
Vice President, Global Business Solutions and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265

  **Re: General Motors Company**
    **Form 10-K for the Year Ended December 31, 2017**
    **Form 10-Q for the Quarter Ended March 31, 2018**
    **File No. 001-34960**

Dear Mr. Timko:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 7

1. Please tell us your consideration of disclosing any obligations for returns, refunds and other similar obligations pursuant to ASC 606-10-50-20(d).

2. We note your disclosure that, beginning January 1, 2018, certain transfers to daily rental companies are accounted for as sales and such transactions were previously accounted for as operating leases. We also note that transfers that occurred prior to January 1, 2018 continue to be accounted for as operating leases. Please clarify if this accounting treatment is due to the company's adoption of ASC 606 and/or the prospective modification of contract terms of such arrangements beginning in 2018. Additionally, tell

us the facts and circumstances you considered for these transfers to determine they should be recognized as sales in applying the guidance in ASC 606-10-55-66 through 78.  In your response, tell us the amount of sales recognized and the impact to net income for these transactions.  Finally, tell us your consideration to disclose significant judgments made for determining which transactions classify as sales versus leases pursuant to ASC 235.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Core adjusted automotive free cash flow, page 28

3.      We note your disclosure of core adjusted automotive free cash flow, which appears to exclude charges or liabilities that required cash settlement given that it excludes the free cash flows of your autonomous vehicle operations. Please revise your disclosures to ensure that your non-GAAP liquidity measures do not exclude charges or liabilities that required or will require cash settlement. We refer you to Item 10(e)(1)(ii)(A) of Regulation S-K.

Overview
Vehicle Sales, page 33

4.      We note your table on page 33 summarizing total industry retail sales or estimated sales of vehicles and your related competitive position by geographic region.  We also note that you provide a breakout of the number of United States vehicles by cars, trucks and crossovers but have not provided this information for any other region.  Please tell us your consideration to disclose this information for your other geographic regions. In this regard, we note your disclosure that GMI EBIT-Adjusted was impacted by the increased sales of SUVs in the Middle East.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at (202) 551-3379 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure